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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006.
Commission File Number 0-26448
DESWELL INDUSTRIES, INC.
(Translation of registrant’s name into English)
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Deswell Industries, Inc.:
          The Annual Shareholders Meeting of Deswell Industries, Inc. (the “Company”) will be held at the Chambertin 1 meeting room of the Wynn Las Vegas Resort, 3131 Las Vegas Blvd. South, Las Vegas, NV, USA 89109 on September 18, 2006 at 9:30 a.m. local time for the following purposes:
1.	To elect six members of the Board of Directors to serve for the ensuing year;

2.	To ratify the selection of BDO McCabe Lo Limited as the independent registered public accountants of the Company for the year ending March 31, 2007; and

3.	To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.
          Only holders of common shares, no par value per share (the “Common Shares”), of record at the close of business on August 15, 2006 (the “Record Date”) will be entitled to vote at the meeting. Regardless of your plan to attend or not attend the meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the meeting.

By order of the Board of Directors

C. P. Li
Secretary

Dated: August 25, 2006
Macao

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao
PROXY STATEMENT
Meeting at 9:30 a.m. local time on September 18, 2006
          Your proxy is solicited on behalf of the Board of Directors of Deswell Industries, Inc. (the “Company”) for use at the Annual Meeting of Shareholders to be held at the Chambertin 1 meeting room of the Wynn Las Vegas Resort, 3131 Las Vegas Blvd. South, Las Vegas, NV, USA 89109 on September 18, 2006 at 9:30 a.m. local time. If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the six (6) nominees for directors named herein and for the approval of BDO McCabe Lo Limited as the Company’s independent registered public accountants for the year ending March 31, 2007. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Secretary of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.
          The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of Common Shares of the Company.
          The Company’s annual report, including financial statements for its fiscal year ended March 31, 2006, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.
          The Company’s annual report on Form 20-F for the year ended March 31, 2006, as filed with the Securities and Exchange Commission, is available without charge upon written request from the Secretary of the Company at Deswell Industries, Inc., 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao.
          Deswell will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card, and any additional solicitation material that Deswell may provide to stockholders. Deswell may reimburse brokerage firms and other persons representing beneficial owners of shares of their expense in forwarding solicitation material to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone, telegram, fax, electronic mail and other means by directors, officers, employees or agents of Deswell. No additional compensation will be paid to these individuals for any such services.
          Only holders of Deswell’s Common Shares of record at the close of business on the Record Date will be entitled to vote at the meeting and there were 14,938,730 Common Shares outstanding at that date. No business may be transacted at any meeting of Deswell’s shareholders unless a quorum of shareholders is present at the time when the meeting proceeds to business. A quorum consists of one or more shareholders present in person or by proxy representing at least one half of the votes of Deswell’s outstanding Common Shares at the Record Date. Each Common Share is entitled to one vote. In the election of directors, the six nominees receiving the highest number of affirmative votes will be elected.

Proposal No. 2 requires the approval of the affirmative vote of a majority of Deswell’s Common Shares present or represented by proxy and voting at the meeting. If the persons present or represented by proxy at the meeting constitute the holders of less than a majority of the outstanding Common Share as of the Record Date, the meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum. Management and Deswell’s Board of Directors each recommends a vote FOR the election of the nominees for directors named, and FOR the selection of BDO McCabe Lo Limited as Deswell’s independent registered public accountants for the year ending March 31, 2007.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
          The Company’s directors are elected annually to serve until the next Annual General Meeting of Shareholders and until their successors are qualified and elected or until their death, resignation or removal. The number of directors presently authorized by the Company’s Articles of Association is not less than one or more than 12. The current number is fixed at six.
          Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the following nominees. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.
Information Concerning Nominees
          Information concerning the nominees based on data provided by them is set forth below:
          Richard Lau, 61, has served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987.
          C. P. Li, 60, has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995, a position which he held until March 31, 2006. As Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the day-to-day manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.
          C. W. Leung, 51, has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. As Executive Director of Engineering for Plastic Operations, Mr. Leung is in charge of the mold division and engineering for the Company’s plastic manufacturing operations.
          Hung-Hum Leung, 60, has been a director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd., a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.
          Allen Yau-Nam Cham, 59, has been a director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat

Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary’s University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from University of British Columbia, Canada.
          Wing-Ki Hui, 60, has been a director of the Company and member of the Audit Committee since October 2004. Since 1995 he has been the Operation Director of Tomorrow International Holdings Limited, a company listed on the Hong Kong Stock Exchange engaged in manufacturing of consumer electronics and printed circuit boards. Prior to serving in this capacity, Mr. Hui was Executive Director of Sharp Brave International Holdings Limited from 1991 to 1995 and Director of Sharp Brave Electronics Co., Ltd. from 1984 to 1995. Mr. Hui possesses over 20 years of experience in the electronic manufacturing industry, and is a graduate of South East Electronic College in Hong Kong.
          No family relationship exists among any of the named directors or the Company’s executive officers or key employees and no arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The executive officers serve at the pleasure of the Board of Directors of the Company.
          Compensation of Executive Officers
          The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2006 to all directors and officers as a group for services in all capacities was approximately $2,186,000. This excludes amounts paid by the Company or its subsidiaries as dividends to shareholders during the year ended March 31, 2006.
          Directors
          Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,000 per month for services as a director, and are reimbursed for all reasonable expenses incurred in connection with services as a director and member of Board committees. The Board has determined that Messrs. Hung-Hum Leung, Allen Yau-Nam Cham, Wing-Ki Hui are “independent” within the meaning of Rule 4200 of the Nasdaq Marketplace Rules.
          Audit Committee
          The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.
          Deswell’s Board of Directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 16A(b) of Form 20-F. Mr. Allen Yau-Nam Cham is an “audit committee financial expert.”
          Other Committees; Nasdaq Compliance
          In August 2005, Deswell determined to disband and no longer have either a compensation committee or a nominating committee as the law of the British Virgin Islands, Deswell’s place of organization, and its Memorandum and Articles of Association do not require it to have such committees. Although such committees, consisting of independent directors as defined by the Nasdaq Marketplace Rules, are required of domestic companies having securities listed on The Nasdaq Global Market (formerly the Nasdaq National Market), they are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. In addition to not having a compensation committee or a nominating committee consisting of independent directors, Deswell also follows home country practice of not having nominees to its board selected or recommended by a majority of its independent directors; a majority of its Board of Directors are not “independent” directors within the definition of “independent director” in the Nasdaq Marketplace Rules and Deswell’s independent directors do not meet in executive session.
Certain Related Party Transactions
          During the year ended March 31, 2002, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronics businesses. The capital stock of J&K OEM was owned 51% by Deswell, 39% by Dickson Lam, Deswell’s former Director of Marketing for plastic and electronic products who retired in January 2005, and 10% by two other individuals, who were then employees of J&K OEM. During the years ended March 31, 2004 and 2005, J&K OEM made distributions to its shareholders, including Deswell, aggregating $935,000 and $289,000, respectively, with Mr. Lam’s share of these distributions amounting to $365,000 and $113,000, respectively. In March 2003, the Company reorganized J&K OEM’s operations by organizing Triumph Wise Technology Limited (“Triumph Wise”), a British Virgin Islands International Business Company, and in August 2003 also incorporated another new Macao company, namely, J&K (OEM) Specialist (Macao Commercial Offshore) Limited (“J&KMCO”), that was wholly-owned by Triumph Wise. The capital stock of Triumph Wise was owned 51% by Deswell, 39% by Dickson Lam and 10% by same two other individuals who had been employees of J&K OEM, who became employees employed by J&KMCO. In August 2003, J&KMCO obtained business license approval to carry out offshore marketing service activities in Macao. J&K OEM’s operations were transferred to J&KMCO in September 2003 and, J&K OEM has been dormant and made no further distributions to shareholders since then. During the years ended March 31, 2004 and 2005, Triumph Wise did not make any distributions to its shareholders. During the years ended March 31, 2004 and 2005, J&KMCO made distributions to its shareholders, including Deswell, aggregating $nil and $1,255,000, respectively, with Mr. Lam’s share of these distributions amounting to $nil and $489,000, respectively. In March 2005, the Hong Kong Companies Registry approved the application to deregister J&K OEM from the Companies Registry. J&KMCO has been dormant since January 2005 following the retirement of Dickson Lam in January 2005 and in June 2005, the Macao Company Registry approved the application of Deswell and the minority shareholders of Triumph Wise to deregister J&KMCO from the Company Registry. In July 2005, Deswell acquired the minority 49% interest in the capital stock of Triumph Wise from Mr. Lam and the two other individuals paying them an aggregate of $3 for their interests. Since then, Triumph Wise has been dormant.
          During the years ended March 31, 2004, 2005 and 2006, Integrated made distributions to its shareholders, including Deswell, aggregating approximately $426,000, $nil and $5,122,000, respectively, with Mr. S. K. Lee’s and Mr. M. C. Tam’s share of these distributions (which were divided between them equally) amounting to $102,000, $nil and $1,229,000, respectively.
          Since Deswell completed its initial public offering in the United States, it has been Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.

Control of the Company
          Except as disclosed in the footnotes to the table below with respect to Leesha Holdings Limited (“Leesha”), the Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of the Record Date, the beneficial ownership of the Company’s Common Shares by each person known by the Company to beneficially own 5% or more of the Common Shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s Common Shares.

	Number of shares
	beneficially owned (1)
Name of beneficial owner or identity of group	Amount	Percent
Richard Lau	3,942,125	26.0%
C. P. Li	3,818,901	25.2%
C. W. Leung	3,688,750	24.3%
Leesha Holdings Ltd	3,453,750	23.1%
Royce & Associates, Inc.(6)	1,552,423	10.4%
Wellington Management Company, LLP (7)	1,436,478	9.6%
Micropower Enterprises Limited	1,143,750	7.7%
FMR Corp./ Edward C. Johnson 3d (8)	937,403	6.3%
M. C. Tam	*	*
S. K. Lee	*	*
Eliza Y. P. Pang	*	*
Hung-Hum Leung	*	*
Allen Yau-Nam Cham	*	*
Wing-Ki Hui	*	*

*	Less than 1%.
(1) Based on 14,938,730 Common Shares outstanding on the Record Date. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, Common Shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding Common Shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of Common Shares owned by any of the other listed persons.
(2) Consists of 3,453,750 Common Shares held of record by Leesha, 253,375 Common Shares held of record by Mr. Lau and options to purchase 235,000 Common Shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $11.61 per share until June 25, 2016. As a director of Leesha, Mr. Lau shares the voting and investment power of the Common Shares held by Leesha.
(3) Consists of 3,453,750 Common Shares held of record by Leesha, 130,151 Common Shares held of record by Mr. Li and options to purchase 235,000 Common Shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $11.61 per share until June 25, 2016. As a director of Leesha, Mr. Li shares the voting and investment power of the Common Shares held by Leesha.

(4) Consists of 3,453,750 Common Shares held of record by Leesha, nil Common Shares held of record by Mr. Leung and options to purchase 235,000 Common Shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $11.61 per share until June 25, 2016. As a director of Leesha, Mr. Leung shares the voting and investment power of the Common Shares held by Leesha.
(5) Leesha is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owns the 3,453,750 Common Shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung after Deswell’s initial public offering.
(6) Based on Amendment No. 6 to a Schedule 13G filed with the SEC on February 6, 2006.
(7) Based on Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2006.
(8) Based on Amendment No. 3 to a Schedule 13G filed with the SEC on February 14, 2006.
PROPOSAL NO.2
RATIFY SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
          The Board of Directors has selected BDO McCabe Lo Limited as independent registered public accountants of the Company for the year ending March 31, 2007 and further directed that the Company submit the selection of independent registered public accountants for ratification by shareholders at the Company’s Annual Meeting. BDO McCabe Lo Limited has acted for the Company as independent registered public accountants since June 2003 and audited the Company’s financial statements at and for the years ended March 31, 2006, 2005 and 2004. The Board of Directors recommends that the shareholders approve the selection of BDO McCabe Lo Limited as independent registered public accountants of the Company for the year ending March 31, 2007. The affirmative vote of a majority of the shares of the Company present at the meeting in person or by proxy is required to approve the selection of BDO McCabe Lo Limited as independent registered public accountants of the Company for the year ending March 31, 2007.
OTHER BUSINESS
          The Board of Directors knows of no other business to be acted upon at the meeting. However, if any other matter shall properly come before the meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

By order of the Board of Directors

C. P. Li
Secretary

Dated August 25, 2006
Macao

DIESWELL INDUSTRIES, INC.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 18, 2006
THIS PROXY IS SOLICITED ON BEHALF OF BOARD OF DIRECTORS
The undersigned, having received notice of the Annual Meeting of Shareholders and the Proxy Statement of the Board of Directors furnished therewith, hereby appoints Richard Lau, C. P. Li and C. W. Leung, and each of them, attorneys of the undersigned (each with full power of substitution), for and in the name(s) of the undersigned to attend the Annual Meeting of Shareholders of Deswell Industries, Inc. (the “Company”) to be held at the Chambertin I meeting room of the Wynn Las Vegas Resort, 3131 Las Vegas Blvd. south, Las Vegas, NV 89109 on September 18, 2006 at 9:30 a.m. local time, and any adjournment or adjournment thereof, and there to vote and act in regard to all matters which may properly come before said meeting (except those matters as to which authority is hereinafter withheld) upon and in respect to all Common Shares of the Company upon or in respect of which the undersigned would be entitled to vote or act, and with all power the undersigned would possess, if personally present, and especially (but without limiting the general authorization and power hereby given) to vote and act as follows.
(continued and to be signed on the reverse side)

▼   DETACH PROXY CARD HERE   ▼

1. Election of Directors
	☐	FOR all nominees listed below (except as marked to the contrary below)	☐	WITHHOLD AUTHORITY to vote for all nominees listed below
(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee’s name below.)

Richard Lau	C.P. Li	C.W. Lenung
Hong-Hum Leung	Allen Yan-Nam Cham	Wing-Ki Hui

2.	To ratify the selection of BDO McCabe Lo Limited as independent registered public accounts for the year ending March 31, 2007.

☐	FOR	☐	AGAINST	☐	ABSTAIN

☐	MARK HERE FOR ADDRESS CHANGE AND NOTE BELOW
3.	In their discretion, the Proxies are each authorized to vote upon such other business as may properly come before the meeting.
The Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1 and 2.
The undersigned hereby confer(s) upon said attorneys Proxy discretionary authority to vote upon any other matters of proposals not known at the time of solicitation of this Proxy which may properly come before the meeting.
I (WE) WILL ☐ WILL NOT ☐ ATTEND THE MEETING IN PERSON
Attendance of the undersigned at said meeting or at any adjournment or adjournments thereof will not be deemed to revoke this Proxy unless the undersigned shall affirmatively indicate thereat his intention to vote said shares in person. If a fiduciary capacity is attributed to the undersigned in imprint below, this proxy is signed by the undersigned in that capacity

Date:	, 2006

Signature

Signature
IMPORTANT: In signing this Proxy, please write name exactly as appearing on imprint For stock held jointly, each joint owners should personally signed. For stock held by corporation please affix corporate seal.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC..
Date: August 25, 2006	By:	/s/ Richard Lau
		Name:	Richard Lau
		Title:	Chief Executive Officer